

Mail Stop 4720

August 30, 2017

Mr. Harry D. Madonna
Chief Executive Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, Pennsylvania 19102

> **Re: Republic First Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 7, 2017**
> **File No. 000-17007**

Dear Mr. Madonna:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision (Benefit) for Income Taxes, page 52

1. We note your disclosure that you recorded a benefit for income taxes of $42 thousand for the six months ended June 30, 2017 and that this amount was the net result of an estimated tax provision of $1.1 million during the period offset by an adjustment to your deferred tax asset (DTA) valuation allowance of $1.1 million. We also note from the Income Taxes footnote on page 106 of your Form 10-K for the fiscal year ended December 31, 2016, that similar net benefits for income taxes were recognized during each of the three years then ended and that the amounts of DTA valuation allowance adjustments during 2014, 2015 and 2016 appear to

approximate the amounts of estimated tax provision for each respective period. Finally, we note that your DTA valuation allowance totals $10.9 million as of June 30, 2017 as compared to a balance of $13.9 million at December 31, 2012 and that you have continued to report positive operating results during each of the last five years except 2013. Please address the following:

- Tell us how you determined the amount of adjustment to the DTA valuation allowance during 2016 and the six months ended June 30, 2017;
- Explain to us why you did not use projections of future taxable income, exclusive of reversing temporary timing differences and carryforwards as a factor to project recoverability of the DTA balances; and
- Given your disclosure on page 17 of your 2016 Form 10-K that you will exclude future taxable income as a factor to project recoverability of DTA balance until you can show increasing and sustainable profitability, please clarify to us what specific profitability metrics would result in your including future taxable income as a factor in determining your DTA valuation allowance.

2. Additionally, please explain to us how you determined the amount of deferred tax asset valuation allowance as of December 31, 2016 and June 30, 2017, considering the guidance in ASC 740-10-30 including the following:

- ASC 740-10-30-17 which states that all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Please tell us and revise your future filings to disclose the specific positive and negative evidence you considered; and
- ASC 740-10-30-18(b) which identifies future taxable income exclusive of reversing temporary differences and carryforwards as a possible source of taxable income that may be available to realize a tax benefit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services